Blue Wolf Mongolia Holdings Corp
Two Sound View Drive
Greenwich, Connecticut 06830

July 5, 2011

VIA EDGAR
Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           Blue Wolf Mongolia Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 7, 2011
File No. 333-173419

Dear Ms. Mills-Apenteng:

Blue Wolf Mongolia Holdings Corp. (the “Company”, “it”, “we”, “us” or “our”) is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 28, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) originally filed on April 8, 2011 and amended on each of May 11, 2011 and June 7, 2011. A marked version of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is enclosed herewith reflecting all changes to the Registration Statement filed on June 7, 2011.  Four clean and four marked copies of this filing are being sent via hand delivery to Michael Johnson.

For your convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.  In addition to our response below, we hereby advise the Staff that the Company has revised the Registration Statement to reflect its recent application to list its securities on the NASDAQ Capital Market.

General

1.
We note that the October 8, 2010 posting by Mr. Edwards referenced in prior comment in our letter dated June 1, 2011 continues to be accessible via the Internet. Please tell us whether, and if so how, the posting has been used or distributed since it first appeared on the website or is currently being used and/or distributed by you, your affiliates, or any third parties, including the website host M.A.D. Investment Solutions. For example, tell us whether copies of the posting are being distributed as informational or promotional materials to potential investors or any other persons. To the extent distribution has taken place, tell us the steps the company has taken, if any, to cease dissemination and when such actions were taken.

Maryse Mills-Apenteng
United States Securities and Exchange Commission
July 5, 2011

We advise the Staff that neither the Company, its affiliates nor, to our knowledge, any third parties, including M.A.D. Investment Solutions (“MAD”), has used or distributed, or intends to use or distribute, the October 8, 2010 posting on the MAD website (the “Posting”) in connection with the Company’s offering or otherwise. To our knowledge, no copies of the posting are being distributed as informational or promotional materials to potential investors or any other persons, except for persons who may independently access the Posting when visiting the MAD website.

We advise the Staff of the following circumstances regarding the Posting: Nicolas Edwards, our President, met Chris DeGruben, the principal of MAD, during a trip to Ulaan Baatar, Mongolia in September 2010.  MAD hosts an extensive collection of resources relating to the various sectors and industries in Mongolia. Mr. Edwards sent Mr. DeGruben the contents of the Posting to share his thoughts on Mongolia.  Mr. DeGruben subsequently asked permission from Mr. Edwards to publish his thoughts on MAD’s website, which Mr. Edwards granted. At the time the Posting initially appeared on the MAD website, neither Mr. Edwards nor Mr. Lee Kraus, our Chief Executive Officer, had any plans or discussions regarding the formation of the Company. There is no relationship or affiliation between the Company and MAD. MAD is an independent web site, and neither the Company, its officers or its affiliates has any control over the postings on the MAD website.

* * **

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Joshua Englard, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Lee Kraus

Lee Kraus

cc:           Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP
Michael Johnson, Esq.